SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 25 April, 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


BP p.l.c.
Group Results
First Quarter 2006

                                                        London 25 April 2006

                           FOR IMMEDIATE RELEASE
---------------------------------------------------------------------------
             STRONG PERFORMANCE DELIVERY AND CASH GENERATION
===========================================================================

                                                                         1Q
                                                                       2006
                                                    1Q     4Q     1Q  vs.1Q
$ million                                         2006   2005   2005   2005
                                                 ==========================
Profit for the period*                           5,623  3,685  6,602
Inventory holding (gains) losses                  (358)   747 (1,111)
                                                 --------------------------
Replacement cost profit                          5,265  4,432  5,491    (4%)
                                                 ==========================
-  per ordinary share (pence)                    14.66  12.15  13.55
-  per ordinary share (cents)                    25.66  21.34  25.61   0.2%
-  per ADS (dollars)                              1.54   1.28   1.54
                                                 ==========================

o BP's first quarter replacement cost profit was $5,265 million, compared with $5,491 million a year ago, a decrease of 4%. Excluding non-operating items, the result increased by 7% on a year ago; on a per share basis this represents an increase of 12%.

o The first quarter result included a net non-operating charge of $17 million compared with a net non-operating gain of $542 million in the first quarter of 2005.

o The first quarter trading environment was generally stronger than a year ago with higher oil and gas realizations and similar overall marketing margins, but with slightly lower realized refining margins.

o Net cash provided by operating activities for the quarter was $8.9 billion compared with $9.4 billion a year ago.

o The ratio of net debt to net debt plus equity was 16% compared with 18% a year ago.

o The quarterly dividend, to be paid in June, is 9.375 cents per share ($0.5625 per ADS) compared with 8.50 cents per share a year ago, an increase of 10%. In sterling terms, the quarterly dividend is 5.251 pence per share, compared with 4.450 pence per share a year ago, an increase of 18%. During the quarter, the company repurchased 349 million of its own shares at a cost of $4 billion.


BP Group Chief Executive, Lord Browne, said:

     "BP's first quarter result reflected good overall operating performance and a strong recovery in Refining and Marketing from the fourth quarter. The Texas City refinery is now running at 200 mb/d and further units will be brought onstream across the balance of 2006. Our actions to control costs are on track. Results are being impacted by higher tax charges. Strong cash generation continues to support shareholder distributions through dividends and buybacks".

* Profit attributable to BP shareholders.


                       Summary Quarterly Results

Exploration and Production's first quarter result benefited from higher realizations in both liquids and gas versus a year ago, partially offset by the impact of lower volumes as a consequence of residual hurricane impacts, primarily at Mars in the Gulf of Mexico.

The Refining and Marketing result reflects slightly lower realized refining margins and similar overall marketing margins as the first quarter of 2005. The major impact on the first quarter's result was the margin loss and recommissioning costs associated with the shutdown of our Texas City refinery, although this was partly offset by improved supply optimization and business improvements elsewhere.

In Gas, Power and Renewables, the lower first quarter result relative to last year reflects negative impacts from non-operating items and IFRS fair value accounting charges, partially offset by a higher contribution from marketing and trading.

Finance costs and Other finance expense was $143 million for the quarter.

The consolidation adjustment, which removes the margin on sales between segments in respect of inventory at the period end, was a charge of $8 million in the first quarter.

The effective tax rate on replacement cost profit was 35% versus 31.5% a year earlier.

Capital expenditure was $3.3 billion for the quarter; there were no significant acquisitions. Disposal proceeds were $0.7 billion.

Net debt at the end of the quarter was $15.7 billion. The ratio of net debt to net debt plus equity was 16%.

During the first quarter, the company repurchased 349 million of its own shares, at a cost of $4 billion. These shares are held in treasury.

The commentaries above and following are based on replacement cost profit.

The financial information for 2005 has been restated to reflect the following, all with effect from 1 January 2006: (a) the transfer of three equity-accounted entities from Other businesses and corporate to Refining and Marketing following the sale of Innovene; (b) the transfer of certain mid-stream assets and activities from Refining and Marketing and Exploration and Production to Gas, Power and Renewables; and (c) the transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing. See Note 1 for further details.


                          Non-Operating Items
                                                                    First
                                                                  Quarter
$ million                                                            2006
                                                                 --------
Exploration and Production                                           (386)
Refining and Marketing                                                564
Gas, Power and Renewables                                             (55)
Other businesses and corporate                                          9
                                                                 --------
                                                                      132
Taxation                                                              (46)
                                                                 --------
Continuing operations                                                  86
Innovene operations                                     (96)
Taxation                                                 (7)         (103)
                                                                 --------
Total for all operations                                              (17)
                                                                 ========



    Reconciliation of Replacement Cost Profit to Profit for the Period

                                                First      Fourth     First
                                              Quarter     Quarter   Quarter
$ million                                        2006        2005      2005
                                           ================================

Exploration and Production                      6,823       6,566     6,484
Refining and Marketing                          1,612        (165)    1,411
Gas, Power and Renewables                         301         129       412
Other businesses and corporate                   (217)       (409)     (171)
Consolidation adjustments
  Unrealized profit in inventory                   (8)        234      (153)
  Net Profit on transactions between
    continuing and Innovene operations (a)          -         128        96
                                           --------------------------------
RC profit before interest and tax               8,511       6,483     8,079
                                           --------------------------------
Finance costs and other finance expense          (143)       (215)     (202)
Taxation                                       (2,929)     (2,029)   (2,479)
Minority interest                                 (71)        (93)      (61)
                                           --------------------------------
RC profit for continuing operations
  attributable to BP shareholders (b)           5,368       4,146     5,337
                                           ================================
Inventory holding gains (losses) for
  continuing operations                           358        (903)      961
Profit for the period for continuing
  operations attributable to BP shareholders    5,726       3,243     6,298
Profit (loss) for the period from
  Innovene operations (c)                        (103)        442       304
                                           --------------------------------
Profit for the period attributable to
  BP shareholders                               5,623       3,685     6,602
                                           ================================
RC profit for continuing operations
  attributable to BP shareholders               5,368       4,146     5,337
RC profit (loss) for Innovene operations         (103)        286       154
                                           --------------------------------
Replacement cost profit                         5,265       4,432     5,491
                                           ================================

(a) In the circumstances of discontinued operations, Accounting Standards require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa. This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries was supplied by BP and most of the refined products manufactured were taken by BP; and the margin on sales of feedstock from BP's US refineries to Innovene's manufacturing plants. The profits attributable to individual segments were not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.

(b) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.


(c) See further detail in Note 2.



                            Per Share Amounts

                                                First      Fourth     First
                                              Quarter     Quarter   Quarter
                                                 2006        2005      2005
                                           ================================
Results for the period ($m)
Profit*                                         5,623      3,685      6,602
Replacement cost profit                         5,265      4,432      5,491
                                           --------------------------------

Shares in issue at period end (thousand)   20,341,135 20,657,045 21,367,827
- ADS equivalent (thousand)                 3,390,189  3,442,841  3,561,305
Average number of shares
outstanding (thousand)                     20,521,872 20,792,896 21,441,285
- ADS equivalent (thousand)                 3,420,312  3,465,483  3,573,548
Per ordinary share (cents)
Profit for the period                           27.40      17.90      30.79
RC profit for the period                        25.66      21.34      25.61
Per ADS (cents)
Profit for the period                          164.40     107.40     184.74
RC profit for the period                       153.96     128.04     153.66
                                           ================================

* Profit attributable to BP shareholders.



                        Exploration and Production
                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
$ million                                              2006    2005    2005
                                                      =====================
Profit before interest and tax(a)                     6,816   6,574   6,489
Inventory holding (gains) losses                          7      (8)     (5)
                                                      ---------------------
Replacement cost profit before interest and tax       6,823   6,566   6,484
                                                      =====================

Results include:

Impairment and gain (loss) on sale of
businesses and fixed assets                               9      62     940
Environmental and other provisions                        -       -       -
Restructuring, integration and rationalization costs      -       -       -
Fair value gain (loss) on embedded derivatives         (395)   (801)   (160)
Other                                                     -    (240)      -
                                                      ---------------------
Total non-operating items                              (386)   (979)    780
                                                      =====================
Exploration expense                                     189     208     160
Of which:
Exploration expenditure written off                     114      81      84
                                                      =====================

Production(Net of royalties)(b)

Crude oil (mb/d)                                      2,360   2,400   2,405
Natural gas liquids (mb/d)                              173     164     188
Total liquids (mb/d)(c)                               2,533   2,564   2,593
Natural gas (mmcf/d)                                  8,713   8,458   8,745
Total hydrocarbons (mboe/d)(d)                        4,035   4,022   4,101

                                                    =======================

Average realizations(e)

Crude oil ($/bbl)                                     58.25   53.92   43.37
Natural gas liquids ($/bbl)                           35.47   39.29   28.14
Total liquids ($/bbl)                                 55.88   52.44   41.74
Natural gas ($/mcf)                                    5.54    6.24    4.26
Total hydrocarbons ($/boe)                            44.20   44.56   33.60
                                                    =======================

Average oil marker prices ($/bbl)

Brent                                                 61.79   56.87   47.62
West Texas Intermediate                               63.29   60.01   49.88
Alaska North Slope US West Coast                      60.89   57.89   45.07
                                                      =====================

Average natural gas marker prices

Henry Hub gas price ($/mmbtu)(f)                       9.01   13.00    6.27

UK Gas - National Balancing Point (p/therm)           70.00   65.30   37.96
                                                    =======================

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b) Includes BP's share of production of equity-accounted entities.
(c) Crude oil and natural gas liquids.
(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet =
    1 million barrels.
(e) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(f) Henry Hub First of the Month Index.


                        Exploration and Production

The replacement cost profit before interest and tax for the first quarter was $6,823 million, representing an increase of 5% over the first quarter of 2005. This result benefited from higher realizations in both liquids and gas, partially offset by the impact of lower volumes as a consequence of residual hurricane impacts, primarily at Mars in the Gulf of Mexico.

The result also included fair value losses of $395 million on embedded derivatives relating to historical long-term North Sea gas contracts. The corresponding quarter in 2005 contained fair value losses of $160 million on embedded derivatives and net gains of $940 million on the sales of assets and charges for impairment.

Production for the quarter at 4,035 mboe/d was slightly higher than the fourth quarter of 2005, reflecting the progressive return of production affected by Hurricanes Katrina and Rita. Compared to the first quarter of 2005, production was at a similar level after taking account of the effect of severe weather disruptions.

Projects in our New Profit Centres are progressing well. In Trinidad, the first cargo of LNG from the Atlantic LNG Train 4 plant was loaded in January for delivery in the UK, and the Cannonball gas development project started production in mid March. In Azerbaijan, good progress has been made on the filling and commissioning of the BTC pipeline, with the first lifting at Ceyhan in Turkey expected in the second quarter of 2006. In the Gulf of Mexico, progress continued on the Thunder Horse project with the completion of the installation of all production and export risers on the platform. Production is expected to start in the second half of 2006.

During the quarter, we were the highest bidder on 73 blocks in the Central Gulf of Mexico lease sale and we were awarded three new exploration blocks in offshore Pakistan, subject to government approval.

We reached agreement for the sales of our 4.84% interest in the Statfjord oil and gas field and of our interest in the Luva gas discovery, both in the North Sea. Completion of these sales is expected in the second quarter. On 19 April it was announced that we had reached agreement with Apache to sell our remaining Gulf of Mexico Shelf assets, with reserves of 59 million barrels of oil equivalent and average daily production of 27 mboe, for $1.3 billion.
Completion is expected in mid 2006 once regulatory approvals have been received.


                         Refining and Marketing
                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
$ million                                              2006    2005    2005
                                                      =====================

Profit (loss) before interest and tax(a)              2,038  (1,073)  2,353
Inventory holding (gains) losses                       (426)    908    (942)
                                                      ---------------------

Replacement cost profit (loss) before interest
  and tax                                             1,612    (165)  1,411
                                                      =====================

Results include:

Impairment and gain (loss) on sale of
businesses and fixed assets                             564      50     (27)
Environmental and other provisions                        -       -       -
Restructuring, integration and rationalization costs      -       -       -
Fair value gain (loss) on embedded derivatives            -       -       -
Other                                                     -       -       -
                                                      ---------------------
Total non-operating items                               564      50     (27)
                                                      =====================

Refinery throughputs (mb/d)
UK                                                      111     144     164
Rest of Europe                                          639     664     647
USA                                                     976     942   1,400
Rest of World                                           296     288     299
                                                      ---------------------
Total throughput                                      2,022   2,038   2,510
                                                      =====================
Refining availability (%)(b)                           79.9    90.9    95.2
                                                      =====================

Oil sales volumes (mb/d)
Refined products

UK                                                      345     358     338
Rest of Europe                                        1,315   1,343   1,323
USA                                                   1,599   1,559   1,648
Rest of World                                           567     573     621
                                                    -----------------------
Total marketing sales                                 3,826   3,833   3,930
Trading/supply sales                                  2,213   1,448   2,196
                                                    -----------------------
Total refined product sales                           6,039   5,281   6,126
Crude oil                                             3,141   2,710   2,871
                                                    -----------------------
Total oil sales                                       9,180   7,991   8,997
                                                    =======================

Global Indicator Refining Margin ($/bbl)(c)

NWE                                                    2.88    5.51    2.84
USGC                                                  10.86   11.64    7.30
Midwest                                                4.89    7.91    3.84
USWC                                                  11.22    8.90   12.88
Singapore                                              3.54    4.42    4.98
BP Average                                             6.28    7.60    5.94
                                                      =====================


Chemicals production (kte)

UK                                                      303     281     317
Rest of Europe                                          842     811     806
USA                                                     789     676   1,218
Rest of World                                         1,687   1,638   1,108
                                                    -----------------------
Total production                                      3,621   3,406   3,449
                                                    =======================


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During the first quarter of 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c) The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.


                         Refining and Marketing

The replacement cost profit before interest and tax for the first quarter was $1,612 million compared with $1,411 million for the same period last year. The quarter's result includes a net non-operating gain of $564 million, primarily in respect of net gains on divestments as described below. The non-operating charge for the same period last year was $27 million.

Compared with the first quarter of 2005, realized refining margins were slightly lower and overall marketing margins were similar. The major impact on the first quarter's result was the margin loss and recommissioning costs associated with the shutdown of our Texas City refinery. Compared with the first quarter of 2005, the reduction in the result in respect of the Texas City closure, including the impact on associated businesses, was some $650 million. Relative to the first quarter of 2005, this reduction was partly offset by improved supply optimization and business improvements elsewhere. The quarter was also adversely impacted by IFRS accounting effects.

The refining throughputs for the quarter were 2,022 mb/d compared with 2,510 mb/ d for the same quarter last year. The reduction in throughputs was mainly due to the continued shutdown of our Texas City refinery. Recommissioning of the site began at the end of March, with current throughput of 200 mb/d, and is expected to continue in a phased manner for the remainder of the year, with the full financial potential of the site not expected to be realized until 2007. Excluding the Texas City refinery, refining availability for the first quarter of 2006 was 96.0%.

Marketing sales of 3,826 mb/d compared with 3,930 mb/d for the corresponding period in 2005 reflecting divestment activities.

During the first quarter of 2006, we completed the disposal of our shareholding in Zhenhai Refining and Chemicals Company to Sinopec and completed the sale of our Czech Republic retail network to Osterreichische Mineralol Verwaltung Aktiengesellschaft (OMV).

Also during the quarter, BP sold its shareholding in Eiffage, the French based construction company, and completed a restructuring of our Olympic Pipeline ownership.

The rationalization programme for the European marketing businesses is being implemented on schedule.


                        Gas, Power and Renewables
                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
$ million                                              2006    2005    2005
                                                      =====================

Profit before interest and tax(a)                       238     126     426
Inventory holding (gains) losses                         63       3     (14)
                                                      ---------------------
Replacement cost profit before interest and tax         301     129     412
                                                      =====================

Results include:

Impairment and gain (loss) on sale of
businesses and fixed assets                               -     (26)     63
Environmental and other provisions                        -       -       -
Restructuring, integration and rationalization costs      -       -       -
Fair value gain (loss) on embedded derivatives          (55)   (546)     42
Other                                                     -     265       -
                                                      ---------------------
Total non-operating items                               (55)   (307)    105
                                                      =====================

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


The replacement cost profit before interest and tax for the first quarter was $301 million compared with $412 million a year ago. The non-operating item for the first quarter comprises fair value losses on embedded derivatives of $55 million. The corresponding quarter in 2005 contained fair value gains of $42 million on embedded derivatives and net gains of $63 million on the sales of assets.

The first quarter's result is lower than the same period in 2005 primarily due to negative impacts from non-operating items and IFRS fair value accounting charges, partially offset by a higher contribution from marketing and trading.

In February, BP announced plans to build a 500 MW $1 billion hydrogen-fuelled power plant alongside BP's Carson refinery near Los Angeles. The plant is expected to generate enough low carbon power to serve 325,000 homes in South California.


                        Other Businesses and Corporate
                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
$ million                                              2006    2005    2005
                                                      =====================
Profit (loss) before interest and tax(a)               (215)   (409)   (171)
Inventory holding (gains) losses                         (2)      -       -
                                                      ---------------------
Replacement cost profit (loss) before interest
  and tax                                              (217)   (409)   (171)
                                                      =====================

Results include:

Impairment and gain (loss) on sale of
businesses and fixed assets                               1       -       -
Environmental and other provisions                        -      (4)      -
Restructuring, integration and rationalization costs      -     (57)    (43)
Fair value gain (loss) on embedded derivatives            8      (3)     (4)
Other                                                     -       -       -
                                                      ---------------------
Total non-operating items                                 9     (64)    (47)
                                                      =====================


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The first quarter's result includes a net gain of $9 million in respect of non-operating items.


                           Dividends Payable
                                                       June   March    June
                                                       2006    2006    2005
                                                      =====================
Dividends per ordinary share

cents                                                 9.375   9.375    8.50
pence                                                 5.251   5.288   4.450


Dividends per ADS (cents)                             56.25   56.25    51.0
                                                    -----------------------

BP today announced a dividend of 9.375 cents per ordinary share to be paid in June. Holders of ordinary shares will receive 5.251 pence per share and holders of American Depository Receipts (ADRs) $0.5625 per ADS share. The dividend is payable on 5 June to shareholders on the register on 12 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 5 June.



                                 Outlook


BP Group Chief Executive, Lord Browne, concluded:

"World economic growth appears robust. The US appears to have rebounded in the first quarter, Europe continues to show promise of an acceleration of growth, and Asia and Latin America are growing at or around trend. The near-term global outlook appears strong.

"Crude oil prices averaged $61.79 per barrel (Dated Brent) in the first quarter of 2006, an increase of nearly $5 per barrel from the fourth quarter 2005 and more than $14 per barrel above the same period last year. Prices rebounded in face of a disruption of Nigerian supplies and heightened geopolitical concerns. Ample inventories and increased OPEC production capacity have failed to stem the increase. Oil prices are expected to remain strong.

"US natural gas prices averaged $9.01/mmbtu (Henry Hub first of month index) in the first quarter, nearly $4/mmbtu below the fourth quarter of last year. Demand weakness has more than offset supply lost following last year's hurricanes, resulting in a substantial gain in inventories relative to seasonal norms. Mild winter weather has contributed to demand softness. As a result, prices have fallen below parity with residual fuel oil. US gas prices are expected to track broadly with oil prices but are vulnerable to further relative declines if demand remains weak.

"UK gas prices (National Balancing Point day-ahead) in the first quarter averaged 70 pence per therm, up from 65.3 pence per therm in the fourth quarter and 32 pence per therm above the same period last year. Cold weather and the closure of the Rough storage facility in mid-March prompted a brief price spike above 150 pence per therm amid concerns about physical supply availability. Prompt prices have recently eased to around 40 pence per therm.

"Global average refining margins softened to $6.28/bbl in the first quarter compared with $7.60/bbl in the fourth quarter of 2005. US refinery operations are still recovering from last autumn's hurricanes and a heavy maintenance programme has extended into the second quarter. So far in April, refining margins have risen strongly in anticipation of the US driving season and the impending switch from MTBE to ethanol-blended reformulated gasoline and are likely to remain underpinned in the near term.

"During the first quarter, an initial improvement in retail margins reversed resulting in an overall decline during the quarter. This was against a backdrop of increasing product prices, particularly in February and March. A further rise in wholesale gasoline and crude prices is evident in April and marketing margins are expected to remain volatile.

"Recommissioning of the Texas City refinery commenced late in the first quarter of 2006 with current throughput of 200 mb/d, and is expected to continue in a phased manner for the remainder of the year.

"The UK Government's announced increase in the North Sea supplemental tax rate will, when enacted, result in higher tax charges in subsequent quarters. This increase will have two effects; first to create a one-time deferred tax charge of around $600 million and second to increase the ongoing group effective tax rate by 2%. The full year aggregate effective tax rate is expected to be around 39%.

"We expect production for 2006 to be consistent with our previously indicated range of 4,100 to 4,200 mboe/d (at our planning assumption of $40/barrel), less any 2006 disposal effects, and less any effects of prices above $40/barrel on volumes in Production Sharing Contracts.

"Our strategy is unchanged. We continue to execute it with discipline and focus. Capital expenditure excluding acquisitions is expected to be around $15 billion for the year with divestments in the region of $3 billion.


     ----------------------------------------------------------------------
    The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding the bringing onstream of units at the Texas City refinery and the expected timing of the realization of the full financial potential of that site; the first lifting of oil from the BTC pipeline at Ceyhan, the timing of production from the Thunder Horse platform; the expected timing of the completion of sales in the Statfjord oil and gas field, our interest in the Luva gas discovery and our remaining Gulf of Mexico Shelf assets; the progress of implementation of the rationalization programme for the European marketing businesses; the expected effect of low carbon power produced from the planned hydrogen-fuelled power plant at Carson;
    world economic growth; oil prices, US gas prices, refining margins, the effect of the increase in the North Sea supplemental tax rate; the aggregate effective tax rate; production; and capital expenditure. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability; economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2005 and our 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.
     ----------------------------------------------------------------------



                          BP p.l.c. and Subsidiaries

                      Summarized Group Income Statement
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

Sales and other operating revenues (Note 3)         67,082  64,708  54,743
Earnings from jointly controlled entities -
  after interest and tax                               573     835     486
Earnings from associates - after interest and tax      115     133     114
Interest and other revenues                            198     229     166
                                                   -----------------------
Total revenues                                      67,968  65,905  55,509
Gain on sale of businesses and fixed assets            597     210   1,162
                                                   -----------------------
Total revenues and other income                     68,565  66,115  56,671

Purchases                                           47,613  45,541  36,441
Production and manufacturing expenses                5,217   6,118   4,702
Production and similar taxes (Note 4)                  932     830     649
Depreciation, depletion and amortization             2,184   2,351   2,147
Impairment and losses on sale of businesses and
  fixed assets                                          23     124     186
Exploration expense (Note 4)                           189     208     160
Distribution and administration expenses             3,096   4,013   3,224
Fair value (gain) loss on embedded derivatives         442   1,350     122
                                                   -----------------------
Profit before interest and taxation from
  continuing operations                              8,869   5,580   9,040
Finance costs (Note 5)                                 191     172     172
Other finance (income) expense (Note 6)                (48)     43      30
                                                   -----------------------
Profit before taxation from continuing operations    8,726   5,365   8,838
Taxation                                             2,929   2,029   2,479
                                                   -----------------------
Profit from continuing operations                    5,797   3,336   6,359
Profit (loss) from Innovene operations (Note 2)       (103)    442     304
                                                   -----------------------
Profit for the period                                5,694   3,778   6,663
                                                   =======================
Attributable to:
BP shareholders                                      5,623   3,685   6,602
Minority interest                                       71      93      61
                                                   -----------------------
                                                     5,694   3,778   6,663
                                                   =======================
Earnings per share - cents
Profit for the period attributable to BP shareholders
Basic                                                27.40   17.90   30.79
Diluted                                              27.13   17.68   30.36
Profit from continuing operations attributable
  to BP shareholders
Basic                                                27.90   15.82   29.37
Diluted                                              27.63   15.62   28.97



                      Summarized Group Balance Sheet
                                                      31 March 31 December
                                                          2006        2005
                                                     =====================
                                                           $ million
Non-current assets
Property, plant and equipment                          85,487       85,947
Goodwill                                               10,322       10,371
Other intangible assets                                 4,887        4,772
Investments in jointly controlled entities             15,007       13,556
Investments in associates                               5,371        6,217
Other investments                                         700          967
                                                     ---------------------
Fixed assets                                          121,774      121,830
Loans                                                     849          821
Other receivables                                         875          770
Derivative financial instruments                        3,278        3,652
Prepayments and accrued income                          1,524        1,269
Defined benefit pension plan surplus                    3,469        3,282
                                                     ---------------------
                                                      131,769      131,624
                                                     ---------------------
Current assets
Loans                                                     125          132
Inventories                                            18,823       19,760
Trade and other receivables                            39,757       40,902
Derivative financial instruments                        8,381        9,726
Prepayments and accrued income                          3,918        1,598
Current tax receivable                                    222          212
Cash and cash equivalents                               2,939        2,960
                                                     ---------------------
                                                       74,165       75,290
Assets classified as held for sale                      1,160            -
                                                     ---------------------
                                                       75,325       75,290
                                                     ---------------------
Total assets                                          207,094      206,914
                                                     =====================
Current liabilities
Trade and other payables                               42,712       42,136
Derivative financial instruments                        7,553        9,083
Accruals and deferred income                            6,852        5,970
Finance debt                                            9,222        8,932
Current tax payable                                     3,909        4,274
Provisions                                              1,097        1,102
                                                     ---------------------
                                                       71,345       71,497
                                                     ---------------------
Non-current liabilities
Other payables                                          1,812        1,935
Derivative financial instruments                        3,159        3,696
Accruals and deferred income                            4,112        3,164
Finance debt                                            9,457       10,230
Deferred tax liabilities                               17,066       16,443
Provisions                                              9,527        9,954
Defined benefit pension plan and other
  post-retirement benefit plan deficits                 9,336        9,230
                                                     ---------------------
                                                       54,469       54,652
Liabilities directly associated with the assets
  classified as held for sale                             399            -
                                                     ---------------------
                                                       54,868       54,652
                                                     ---------------------
Total liabilities                                     126,213      126,149
                                                     ---------------------
Net assets                                             80,881       80,765
                                                     =====================
Equity
BP shareholders' equity                                80,148       79,976
Minority interest                                         733          789
                                                     ---------------------
                                                       80,881       80,765
                                                     =====================




                     Movement in BP Shareholders' Equity
Movement in BP shareholders' equity                              $ million

At 31 December 2005                                                 79,976
Profit for the period                                                5,623
Distribution to shareholders                                        (1,922)
Currency translation differences (net of tax)                          251
Repurchase of ordinary share capital                                (3,999)
Issue of ordinary share capital for employee share schemes             228
Purchase of shares by ESOP trusts                                      (90)
Share-based payments (net of tax)                                      118
Available-for-sale investments (net of tax)                           (126)
Cash flow hedges (net of tax)                                           89
                                                                    ------
At 31 March 2006                                                    80,148
                                                                    ======



                      Summarized Group Cash Flow Statement
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

Operating activities
Profit before taxation from continuing operations    8,726   5,365   8,838
Adjustments to reconcile profits before tax to
  net cash provided by operating activities
Exploration expenditure written off                    114      81      84
Depreciation, depletion and amortization             2,183   2,351   2,147
Impairment and (gain) loss on sale of businesses
  and fixed assets                                    (574)    (86)   (976)
Earnings from jointly controlled entities
  and associates                                      (688)   (968)   (600)
Dividends received from jointly controlled
  entities and associates                            1,011     844     355
Working capital and other movements                 (1,849) (4,171)   (886)
                                                   -----------------------
Net cash provided by operating activities of
  continuing operations                              8,923   3,416   8,962
Net cash provided by (used in) operating
  activities of Innovene operations                      -     823     412
                                                   -----------------------
Net cash provided by operating activities            8,923   4,239   9,374
                                                   -----------------------
Investing activities
Capital expenditure                                 (3,295) (3,476) (2,825)
Acquisitions, net of cash acquired                       -     (60)      -
Investment in jointly controlled entities                -    (132)    (15)
Investment in associates                              (157)   (252)    (99)
Proceeds from disposal of fixed assets                 484     825   1,327
Proceeds from disposal of businesses                   166   8,397       -
Proceeds from loan repayments                           72      32      32
Other                                                    -      93       -
                                                   -----------------------
Net cash (used in) provided by investing activities (2,730)  5,427  (1,580)
                                                   -----------------------
Financing activities
Net repurchase of shares                            (3,861) (3,687) (1,933)
Proceeds from long-term financing                      396     685     811
Repayments of long-term financing                      (65) (1,197) (2,192)
Net increase (decrease) in short-term debt            (710) (2,423) (2,166)
Dividends paid  -  BP shareholders                  (1,922) (1,856) (1,823)
                -  Minority interest                   (66)   (405)   (320)
                                                   -----------------------
Net cash used in financing activities               (6,228) (8,883) (7,623)
                                                   -----------------------
Currency translation differences relating to
  cash and cash equivalents                             14      (5)     (9)
                                                   ========================
Increase (decrease) in cash and cash equivalents       (21)    778     162
Cash and cash equivalents at beginning of period     2,960   2,182   1,359
                                                   -----------------------
Cash and cash equivalents at end of period           2,939   2,960   1,521
                                                   =======================



                    Summarized Group Cash Flow Statement
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

Working capital and other movements
Interest receivable                                   (130)   (228)    (63)
Interest received                                      146     208      34
Finance costs                                          191     172     172
Interest paid                                         (310)   (292)   (332)
Other finance expense                                  (48)     43      30
Share-based payments                                    83      56      77
Net operating charge for pensions and other
  post-retirement benefits, less contributions         (50)   (398)    (10)
Net charge for provisions, less payments              (207)   (284)    (63)
(Increase) decrease in inventories                   1,008    (318)   (797)
(Increase) decrease in other current and
  non-current receivables                              335    (386) (1,317)
Increase (decrease) in other current and
  non-current payables                                (106)    300   2,367
Income taxes paid                                   (2,761) (3,044)   (984)
                                                   -----------------------
                                                    (1,849) (4,171)   (886)
                                                   =======================



            Group Statement of Recognized Income and Expense
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

Currency translation differences                       153    (308)   (752)
Exchange gain on translation of foreign operations
  transferred to gain or loss on sale of businesses
  and fixed assets                                       -    (315)      -
Actuarial gain relating to pensions and other
  post-retirement benefits                               -     975       -
Available-for-sale investments marked to market        197     236       2
Available-for-sale investments - recycled to
  the income statement                                (346)      -     (43)
Cash flow hedges marked to market                       57     (48)    (60)
Cash flow hedges - recycled to the income statement     57      43      (7)
Taxation                                                61    (295)     56
                                                   -----------------------
Net income recognized directly in equity               179     288    (804)
Profit for the period                                5,694   3,778   6,663
                                                   -----------------------
Total recognized income and expense relating to
  the period                                         5,873   4,066   5,859
                                                   =======================
Attributable to:
  BP shareholders                                    5,802   3,973   5,798
  Minority interest                                     71      93      61
                                                   -----------------------
                                                     5,873   4,066   5,859
                                                   =======================
Change in accounting policy - adoption of
  IAS 32 and 39 on 1 January 2005
  (wholly attributable to BP shareholders)               -       -    (243)
                                                   =======================



                      Capital Expenditure and Acquisitions

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
By business

Exploration and Production
  UK                                                   182     211     176
  Rest of Europe                                        69      79      31
  USA                                                1,021   1,001     997
  Rest of World                                      1,428   1,671   1,097
                                                   -----------------------
                                                     2,700   2,962   2,301
                                                   -----------------------
Refining and Marketing
  UK                                                    61     203      43
  Rest of Europe                                        65     291      67
  USA                                                  258     535     190
  Rest of World                                        107     379      46
                                                   -----------------------
                                                       491   1,408     346
                                                   -----------------------
Gas, Power and Renewables
  UK                                                     1      10       1
  Rest of Europe                                         5      15       1
  USA                                                   20      42      13
  Rest of World                                         14      57       6
                                                   -----------------------
                                                        40     124      21
                                                   -----------------------
Other businesses and corporate
  UK                                                    19      90      75
  Rest of Europe                                         -      71      20
  USA                                                    8     131      64
  Rest of World                                          -       4       1
                                                   -----------------------
                                                        27     296     160
                                                   -----------------------
                                                     3,258   4,790   2,828
                                                   =======================
By geographical area
  UK                                                   263     514     295
  Rest of Europe                                       139     456     119
  USA                                                1,307   1,709   1,264
  Rest of World                                      1,549   2,111   1,150
                                                   -----------------------
                                                     3,258   4,790   2,828
                                                   =======================
Included above:
  Acquisitions and asset exchanges                      10      60      85
  Innovene operations                                    -     140     129
                                                   =======================

Exchange rates
US dollar/sterling average rate for the period        1.75    1.75    1.89
US dollar/sterling period-end rate                    1.75    1.73    1.88
US dollar/euro average rate for the period            1.20    1.19    1.31
US dollar/euro period-end rate                        1.21    1.18    1.30
                                                   -----------------------



                      Analysis of Profit Before Interest and Tax
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
By business

Exploration and Production
  UK                                                 1,165    (295)    911
  Rest of Europe                                       303     398   1,328
  USA                                                2,304   2,972   2,008
  Rest of World                                      3,044   3,499   2,242
                                                   -----------------------
                                                     6,816   6,574   6,489
                                                   -----------------------
Refining and Marketing
  UK                                                  (155)   (590)   (251)
  Rest of Europe                                       686    (266)    835
  USA                                                  828    (316)  1,425
  Rest of World                                        679      99     344
                                                   -----------------------
                                                     2,038  (1,073)  2,353
                                                   -----------------------
Gas, Power and Renewables
  UK                                                   (72)   (157)    118
  Rest of Europe                                         7     (19)      6
  USA                                                  168     141     176
  Rest of World                                        135     161     126
                                                   -----------------------
                                                       238     126     426
                                                   -----------------------
Other businesses and corporate
  UK                                                  (141)   (141)   (179)
  Rest of Europe                                        (1)   (124)      4
  USA                                                 (104)    (22)     (9)
  Rest of World                                         31    (122)     13
                                                   -----------------------
                                                      (215)   (409)   (171)
                                                   -----------------------
                                                     8,877   5,218   9,097
Unrealized profit in inventory                          (8)    234    (153)
Net profit on transactions between continuing
  and Innovene operations                                -     128      96
                                                   -----------------------
Total for continuing operations                      8,869   5,580   9,040
                                                   -----------------------
Innovene operations
  UK                                                   (55)    490      58
  Rest of Europe                                       (21)     (1)    366
  USA                                                    7     (42)    112
  Rest of World                                        (27)     21      (4)
                                                   -----------------------
                                                       (96)    468     532
Net profit on transactions between continuing
  and Innovene operations                                -    (128)    (96)
                                                   -----------------------
Total for Innovene operations                          (96)    340     436
                                                   -----------------------
Total for period                                     8,773   5,920   9,476
                                                   =======================
By geographical area
  UK                                                   772  (1,039)    605
  Rest of Europe                                       995      31   2,246
  USA                                                3,245   2,974   3,464
  Rest of World                                      3,857   3,614   2,725
                                                   -----------------------
Total for continuing operations                      8,869   5,580   9,040
                                                   =======================



                      Analysis of Replacement Cost Profit
                            Before Interest and Tax
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
By business

Exploration and Production
  UK                                                 1,165    (295)    911
  Rest of Europe                                       303     398   1,328
  USA                                                2,311   2,964   2,003
  Rest of World                                      3,044   3,499   2,242
                                                   -----------------------
                                                     6,823   6,566   6,484
                                                   -----------------------
Refining and Marketing
  UK                                                  (148)   (516)   (272)
  Rest of Europe                                       564    (170)    423
  USA                                                  637     354     999
  Rest of World                                        559     167     261
                                                   -----------------------
                                                     1,612    (165)  1,411
                                                   -----------------------
Gas, Power and Renewables
  UK                                                   (72)   (157)   118
  Rest of Europe                                         1     (18)     6
  USA                                                  178     147    167
  Rest of World                                        194     157    121
                                                   -----------------------
                                                       301     129    412
                                                   -----------------------
Other businesses and corporate
  UK                                                  (141)   (141)  (179)
  Rest of Europe                                        (3)   (124)     4
  USA                                                 (104)    (22)    (9)
  Rest of World                                         31    (122)    13
                                                   -----------------------
                                                      (217)   (409)  (171)
                                                   -----------------------
                                                     8,519   6,121  8,136
Unrealized profit in inventory                          (8)    234   (153)
Net profit on transactions between continuing
  and Innovene operations                                -     128     96
                                                   -----------------------
Total for continuing operations                      8,511   6,483  8,079
                                                   -----------------------
Innovene operations
  UK                                                   (55)    428    (13)
  Rest of Europe                                       (21)     (4)   305
  USA                                                    7    (127)    90
  Rest of World                                        (27)     15      -
                                                   -----------------------
                                                       (96)    312    382
Net profit on transactions between continuing
  and Innovene operations                                -    (128)   (96)
                                                   -----------------------
Total for Innovene operations                          (96)    184    286
                                                   -----------------------
Total for period                                     8,415   6,667  8,365
                                                   =======================
By geographical area
  UK                                                   779    (965)   585
  Rest of Europe                                       865     128  1,834
  USA                                                3,071   3,643  3,028
  Rest of World                                      3,796   3,677  2,632
                                                   -----------------------
Total for continuing operations                      8,511   6,483  8,079
                                                   =======================



                       Analysis of Non-operating Items
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
By business

Exploration and Production
  UK                                                  (394)   (975)   (290)
  Rest of Europe                                         -       6   1,027
  USA                                                    2    (121)     (1)
  Rest of World                                          6     111      44
                                                   -----------------------
                                                      (386)   (979)    780
                                                   -----------------------
Refining and Marketing
  UK                                                    20      (8)      8
  Rest of Europe                                       229     (33)      1
  USA                                                   96     118       5
  Rest of World                                        219     (27)    (41)
                                                   -----------------------
                                                       564      50     (27)
                                                   -----------------------
Gas, Power and Renewables
  UK                                                   (55)   (306)    105
  Rest of Europe                                         -       -       -
  USA                                                    -       -       -
  Rest of World                                          -      (1)      -
                                                   -----------------------
                                                       (55)   (307)    105
                                                   -----------------------
Other businesses and corporate
  UK                                                     -     (57)    (42)
  Rest of Europe                                         -       -      (1)
  USA                                                    9      (7)     (4)
  Rest of World                                          -       -       -
                                                   -----------------------
                                                         9     (64)    (47)
                                                   -----------------------

Total before taxation for continuing operations        132  (1,300)    811
Taxation credit (charge)                               (46)    421    (255)
                                                   -----------------------
Total after taxation for continuing operations          86    (879)    556
                                                   -----------------------
Innovene operations
  UK                                                   (55)    242     (24)
  Rest of Europe                                       (21)    (49)      -
  USA                                                    7     (51)      -
  Rest of World                                        (27)     (6)      -
                                                   -----------------------
Total before taxation for Innovene operations (a)      (96)    136     (24)
Taxation credit (charge)                                (7)    190      10
                                                   -----------------------
Total after taxation for Innovene operations          (103)    326     (14)
                                                   -----------------------
Total after taxation for period                        (17)   (553)    542
                                                   =======================

(a) Includes the loss on re-measurement to fair value of $96 million in the first quarter of 2006 and $(133) million in the fourth quarter of 2005, impairment charges of $24 million in the first quarter of 2005, and a gain on disposal of $3 million in the fourth quarter of 2005.


          Depreciation of Fixed Asset Revaluation Adjustment
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
Exploration and Production

  UK                                                     8       7       8
  USA                                                   55      62      76
  Rest of World                                          5       5       5
                                                   -----------------------
                                                        68      74      89
                                                   -----------------------
Refining and Marketing
  USA                                                   25      26      25
                                                   -----------------------
                                                        25      26      25
                                                   -----------------------
Gas, Power and Renewables
  USA                                                    6       5       6
                                                   -----------------------
                                                         6       5       6
                                                   -----------------------
Total depreciation of revaluation adjustment(a)(b)      99     105     120
                                                   =======================

(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.
(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.



                Net Debt Ratio - Net Debt: Net Debt + Equity
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

Gross debt                                          18,679  19,162  19,564
Cash and cash equivalents                            2,939   2,960   1,521
                                                   -----------------------
Net debt                                            15,740  16,202  18,043
                                                   =======================
Equity                                              80,881  80,765  79,911
Net debt ratio                                          16%     17%     18%
                                                   =======================




                        Production and Realizations
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
Production(a)
Crude oil (mb/d) (net of royalties)
UK                                                     268     244     288
Rest of Europe                                          64      69      76
USA                                                    444     432     560
Rest of World                                        1,584   1,655   1,481
                                                   -----------------------
Total crude oil production                           2,360   2,400   2,405
                                                   =======================
Natural gas liquids (mb/d) (net of royalties)
UK                                                      13      16      17
Rest of Europe                                           4       4       5
USA                                                    122     111     135
Rest of World                                           34      33      31
                                                   -----------------------
Total natural gas liquids production                   173     164     188
                                                   =======================
Liquids (b) (mb/d) (net of royalties)
UK                                                     281     260     305
Rest of Europe                                          68      73      81
USA                                                    566     543     695
Rest of World                                        1,618   1,688   1,512
                                                   -----------------------
Total liquids production                             2,533   2,564   2,593
                                                   =======================
Natural gas (mmcf/d) (net of royalties)
UK                                                   1,196   1,156   1,242
Rest of Europe                                          94     107     121
USA                                                  2,485   2,359   2,648
Rest of World                                        4,938   4,836   4,734
                                                   -----------------------
Total natural gas production                         8,713   8,458   8,745
                                                   =======================
Average realizations (c)
Crude oil ($/bbl)
UK                                                   60.57   54.70   45.54
USA                                                  58.27   57.40   43.20
Rest of World                                        56.18   49.93   41.49
BP Average                                           58.25   53.92   43.37
                                                   =======================
Natural gas liquids ($/bbl)
UK                                                   48.19   43.68   29.82
USA                                                  33.25   37.78   26.98
Rest of World                                        37.05   42.10   31.24
BP Average                                           35.47   39.29   28.14
                                                   =======================
Liquids ($/bbl) (b)
UK                                                   60.00   54.02   44.68
USA                                                  53.79   53.98   40.56
Rest of World                                        55.02   49.51   40.83
BP Average                                           55.88   52.44   41.74
                                                   =======================
Natural gas ($/mcf)
UK                                                    7.87    6.96    5.58
USA                                                   6.91    9.48    5.31
Rest of World                                         3.94    4.08    3.10
BP Average                                            5.54    6.24    4.26
                                                   =======================

(a)  Includes BP's share of production of equity-accounted entities.
(b)  Crude oil and natural gas liquids.
(c) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

                                     Notes

1.  Resegmentation

    With effect from 1 January 2006 the following changes to the business segment boundaries have been implemented:

    (a) Following the sale of Innovene to INEOS in December 2005, the transfer of three equity-accounted entities (Shanghai SECCO Petrochemical Company Limited in China and Polyethylene Malaysia Sdn Bhd (PEMSB) and Ethylene Malaysia Sdn Bhd (EMSB), both in Malaysia), previously reported in Other businesses and corporate, to Refining and Marketing.

    (b) The formation of BP Alternative Energy in November 2005 has resulted in the transfer of certain mid-stream assets and activities to Gas, Power and Renewables:

         - South Houston Green Power (SHGP) co-generation facility (in Texas City refinery) from Refining and Marketing.

         - Watson Cogeneration (in Carson City refinery) from Refining and Marketing.

         -  Phu My Phase 3 CCGT plant in Vietnam from Exploration and
            Production.

    (c) The transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.

         Comparative financial data is shown after resegmentation.

                                           Restated           Reported
                                       -----------------------------------
                                        Fourth    First    Fourth    First
                                       Quarter  Quarter   Quarter  Quarter
                                          2005     2005      2005     2005
                                       -----------------------------------
                                                     $ million
         Sales and other operating
           revenues
         Exploration and Production     14,769   10,186    14,769   10,186
         Refining and Marketing         53,969   47,722    53,979   47,762
         Gas, Power and Renewables       7,997    7,145     7,987    7,105
         Other businesses and corporate    161      172       161      172
                                       -----------------------------------
                                        76,896   65,225    76,896   65,225
                                       ===================================
         Profit before interest and tax
         Exploration and Production      6,574    6,489     6,575    6,491
         Refining and Marketing         (1,073)   2,353    (1,068)   2,363
         Gas, Power and Renewables         126      426       114      418
         Other businesses and corporate   (409)    (171)     (403)    (175)
                                       -----------------------------------
         Profit before interest and tax  5,218    9,097     5,218    9,097
                                       ===================================


                                     Notes

2.  Sale of Olefins and Derivatives business

    The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December, 2005.

    The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations were treated as discontinued operations for the year ended 31 December 2005. A single amount was shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the remeasurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene were reported separately from the continuing operations of the BP group. The table below provides further detail of the amount shown on the income statement.

    In the cash flow statement the cash provided by the operating activities of Innovene in 2005 has been separated from that of the rest of the group and reported as a single line item.

    First quarter 2006 includes a loss of $96 million related mainly to post-closing working capital adjustments. We anticipate further adjustments during the second quarter 2006.

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

    Profit before tax from Innovene operations           -     335     532
    Net profit on transactions between continuing
      and Innovene operations                            -    (128)    (96)
                                                   -----------------------
    Profit before interest and taxation                  -     207     436
    Other finance income (expense)                       -       1       1
    (Loss)/gain recognized on the re-measurement
      to fair value                                    (96)    133       -
                                                   -----------------------
                                                       (96)    341     437
    Taxation
      Related to profit before tax                       -     (86)   (133)
      Related to re-measurement to fair value           (7)    187       -
                                                   -----------------------
    Profit (loss) from Innovene operations            (103)    442     304
                                                   =======================



                                    Notes

3.  Sales and other operating revenues

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
    By business
      Exploration and Production                    13,918  14,769  10,186
      Refining and Marketing                        56,605  53,969  47,722
      Gas, Power and Renewables                      8,279   7,997   7,145
      Other businesses and corporate                   206     161     172
                                                   -----------------------
    Sales by continuing operations                  79,008  76,896  65,225
    Less: sales between businesses                  11,926  10,595   8,369
          sales to Innovene operations                   -   1,593   2,113
                                                   -----------------------
    Third party sales of continuing operations      67,082  64,708  54,743
                                                   -----------------------
    Innovene sales                                       -   3,509   5,343
    Less: sales to continuing operations                 -   1,445   1,534
                                                   -----------------------
    Third party sales of Innovene operations             -   2,064   3,809
                                                   -----------------------
    Total third party sales                         67,082  66,772  58,552
                                                   =======================

    By geographical area
      UK                                            27,865  18,204  19,821
      Rest of Europe                                18,374  14,661  15,824
      USA                                           25,728  23,185  23,395
      Rest of World                                 18,375  20,693  12,725
                                                   -----------------------
    Sales by continuing operations                  90,342  76,743  71,765
    Less: sales between areas                       23,260  10,442  14,909
          sales to Innovene operations                   -   1,593   2,113
                                                   -----------------------
                                                    67,082  64,708  54,743
                                                   =======================

4.   Profit before interest and taxation is after charging:

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
     Exploration expense
     UK                                                  7      11       5
     Rest of Europe                                      -       -       1
     USA                                                66     117     103
     Rest of World                                     116      80      51
                                                   -----------------------
                                                       189     208     160
                                                   =======================
     Production and similar taxes (a)
     UK                                                235     133     114
     Overseas                                          697     697     535
                                                   -----------------------
                                                       932     830     649
                                                   =======================

     (a) Production taxes are charged against Exploration and Production's profit before interest and taxation.

                                     Notes


5.   Finance costs
                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

     Interest payable                                  293     278     191
     Capitalized                                      (102)   (106)    (76)
                                                   -----------------------
                                                       191     172     115
     Early redemption of finance leases                  -       -      57
                                                   -----------------------
                                                       191     172     172
                                                   =======================

6.  Other finance (income) expense

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million

    Interest on pension and other post-retirement
      benefit plan liabilities                         471     497     514
    Expected return on pension and other
      post-retirement benefit plan assets             (582)   (521)   (547)
                                                   -----------------------
    Interest net of expected return on plan assets    (111)    (24)    (33)
    Unwinding of discount on provisions                 54      57      45
    Unwinding of discount on deferred consideration
      for acquisition of investment in TNK-BP            9       9      17
                                                   -----------------------
                                                       (48)     42      29
    Innovene operations                                  -       1       1
                                                   -----------------------
    Continuing operations                              (48)     43      30
                                                   =======================

7.  Dividends paid

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
    Dividends per ordinary share
      cents                                          9.375   8.925    8.50
      pence                                          5.288   5.061   4.522
    Dividends per ADS (cents)                        56.25   53.55    51.0
                                                   =======================



                                    Notes

8.  Analysis of changes in net debt

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
                                                          $ million
    Opening balance
    Finance debt                                    19,162  22,159  23,091
    Less: Cash and cash equivalents                  2,960   2,182   1,359
                                                   -----------------------
    Opening net debt                                16,202  19,977  21,732
                                                   -----------------------
    Closing balance
    Finance debt                                    18,679  19,162  19,564
    Less: Cash and cash equivalents                  2,939   2,960   1,521
                                                   -----------------------
    Closing net debt                                15,740  16,202  18,043
                                                   -----------------------
    Decrease (increase) in net debt                    462   3,775   3,689
                                                   =======================
    Movement in cash and cash equivalents
      (excluding exchange adjustments)                 (35)    783     171
    Net cash outflow (inflow) from financing
      (excluding share capital)                        379   2,936   3,547
    Adoption of IAS 39                                   -       -    (147)
    Fair value hedge adjustment                         82      48      98
    Other movements                                     32      11      49
                                                   -----------------------
    Movement in net debt before exchange effects       458   3,778   3,718
    Exchange adjustments                                 4      (3)    (29)
                                                   -----------------------
    Decrease (increase) in net debt                    462   3,775   3,689
                                                   =======================


                                     Notes

9.  TNK-BP Operational and Financial Information

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
    Production (Net of royalties) (BP share)
    Crude oil (mb/d)                                   896     936     875
    Natural gas (mmcf/d)                               567     530     527
    Total hydrocarbons (mboe/d)(a)                     994   1,027     966
                                                   =======================
                                                           $ million

    Income statement (BP share)
    Profit before interest and tax                     852   1,029     615
    Interest expense *                                 (43)    (30)    (29)
    Taxation                                          (350)   (234)   (167)
    Minority interest                                  (41)    (31)     (8)
                                                   -----------------------
    Net Income(b)                                      418     734     411
                                                   =======================
    * Excludes unwinding of discount on deferred
        consideration                                    9       9      17
                                                   =======================
    Cash Flow
    Dividends received                                 771     525     250
    Dividends receivable                                 -     771       -
                                                   =======================

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2006    2005    2005
                                                   =======================
    Average oil marker prices ($/bbl)
    Urals (NWE - cif)                                58.15   53.23   42.54
    Urals (Med - cif)                                58.26   54.07   43.21
    Domestic Oil                                     35.27   31.73   19.14
                                                   =======================

    Balance sheet                                 31 March     31 December
                                                      2006            2005
                                                   =======================
    Investments in jointly controlled entities       8,506           8,089
                                                   =======================
    Deferred consideration
      Due within one year                            1,236           1,227
      Due after more than one year                       -               -
                                                   -----------------------
                                                     1,236           1,227
                                                   =======================

    (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

    (b) Fourth quarter 2005 includes a net gain of $270 million on the disposal of non-core producing assets in the Saratov region, along with the Orsk refinery.

As reported in previous quarters, various TNK-BP companies have received tax notifications. Upon entering into the joint venture arrangement, each party received indemnities from its co-venturers in respect of historical tax liabilities related to assets contributed to the joint venture. BP believes its provisions are adequate for its share of any liabilities arising from tax claims not covered by these indemnities.

                                     Notes

10.  Equity-accounted entities

    The group's profit for the period includes the following in respect of equity-accounted entities.

                                    RC profit                       Profit
                                        (loss)    Inventory         (loss)
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax
                                   ---------------------------------------
                                                   $ million
First Quarter 2006
Exploration and Production              1,149             -          1,149
Refining and Marketing                     95             6            101
Gas, Power and Renewables                  29             -             29
Other businesses and corporate             (2)            -             (2)
                                   ---------------------------------------
Continuing operations                   1,271             6          1,277
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        1,271             6          1,277
                                   =======================================

Fourth Quarter 2005
Exploration and Production              1,291             -          1,291
Refining and Marketing                     88             8             96
Gas, Power and Renewables                  27             -             27
Other businesses and corporate              -             -              -
                                   ---------------------------------------
Continuing operations                   1,406             8          1,414
Innovene operations                       (17)            -            (17)
                                   ---------------------------------------
                                        1,389             8          1,397
                                   =======================================

First Quarter 2005
Exploration and Production                839             -            839
Refining and Marketing                     75            (4)            71
Gas, Power and Renewables                   7             -              7
Other businesses and corporate              -             -              -
                                   ---------------------------------------
Continuing operations                     921            (4)           917
Innovene operations                         -             -              -
                                   ---------------------------------------
                                          921            (4)           917
                                   =======================================

                                      Notes


10.  Equity-accounted entities (continued)
                                                                    Profit
                                                                    (loss)
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
First Quarter 2006
Exploration and Production             (72)   (439)         (41)       597
Refining and Marketing                 (19)    (10)           -         72
Gas, Power and Renewables               (4)     (4)           -         21
Other businesses and corporate           -       -            -         (2)
                                   ---------------------------------------
Continuing operations                  (95)   (453)         (41)       688
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                       (95)   (453)         (41)       688
                                   =======================================

Fourth Quarter 2005
Exploration and Production             (56)   (313)         (30)       892
Refining and Marketing                 (18)    (27)           -         51
Gas, Power and Renewables               (1)     (1)           -         25
Other businesses and corporate           -       -            -          -
                                   ---------------------------------------
Continuing operations                  (75)   (341)         (30)       968
Innovene operations                      -       -            -        (17)
                                   ---------------------------------------
                                       (75)   (341)         (30)       951
                                   =======================================
Fourth Quarter 2005
Exploration and Production             (52)   (227)          (8)       552
Refining and Marketing                  (8)    (18)           -         45
Gas, Power and Renewables               (2)     (2)           -          3
Other businesses and corporate           -       -            -          -
                                   ---------------------------------------
Continuing operations                  (62)   (247)          (8)       600
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                       (62)   (247)          (8)       600
                                   =======================================


                                     Notes

11.  Second quarter results

     BP's second quarter results will be announced on 25 July 2006.

12.  Statutory accounts

     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2005 Annual Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts (in accordance with section 235 of the Companies Act 2005) was unqualified.


                                   Contacts

                                   London                   United States

Press Office                       Roddy Kennedy            Ronnie Chappell
                                   +44 (0)20 7496 4624      +1 281 366 5174

Investor Relations                 Fergus MacLeod           Rachael MacLean
                                   +44 (0)20 7496 4717      +1 212 451 8072

http://www.bp.com/investors







                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 25 April, 2006                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary